COBHAM

RECEIVED

2007 APR -9 A 9:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20296

30th March 2007

07022420

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Notice of allotment of shares or securities on Form 88(2) dated 27 March 2007.
2. Notice of allotment of shares or securities on Form 88(2) dated 28 March 2007.
3. 3 x General Purposes Committee resolution allotting securities dated 27 March 2007.
4. Stock Exchange announcement dated 29 March 2007 relating to director/PDMR shareholding.
5. Stock Exchange announcement dated 30 March 2007 relating to total voting rights.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

PROCESSED
APR 13 2007
THOMSON FINANCIAL

J M Pope
Company Secretary/Solicitor

dw 4/10

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED
2007 APR -9 A 9:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	70,393		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 8234923

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address:	Ordinary 2.5p, £.	38,083
UK Postcode		
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £.	32,310
UK Postcode E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] J M POPE Date 27/3/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure report dated:		14th March 2007												**Schedule 1.1 to**		
Originator:		Yorkshire Building Society												**General Purposes Committee minute**		
														dated 27th March 2007		
AccountNumber	**GrantDate**	**Term**	**OptionPrice**	**Share Premiu**	**Title**	**Surname**	**Initials**	**EmployeeNu**	**ExercisedShares**	**Cost**	**Address1**	**Address2**	**Address3**	**Postcode**	**Forenames**	**Location**
005175475164	141103	3	0.939	0.914	MR	GLADWIN	WDM	7235	5610	5267.79	112 HINTON WOOD AVENUE	CHRISTCHURCH		BH23 5AL	WILLIAM	FRL
004830522963	141102	5	0.769	0.744	MR	GREAVES	DP	256	940	722.86	9 MANSFIELD CLOSE	WEST PARLEY	FERNDOWN	BH22 8QP	DAVID PETER	FRA
005174451964	141103	5	0.939	0.914	MR	GREAVES	DP	256	980	920.22	9 MANSFIELD CLOSE	WEST PARLEY	FERNDOWN	BH22 8QP	DAVID PETER	FRA
005775760466	151105	5	1.24	1.215	MR	GREAVES	DP	0256	227	281.48	9 MANSFIELD CLOSE	WEST PARLEY	FERNDOWN	BH22 8QP	DAVID PETER	FRA
008869989065	161104	5	1.076	1.051	MR	GREAVES	DP	256	980	1054.48	9 MANSFIELD CLOSE	WEST PARLEY	FERNDOWN	BH22 8QP	DAVID PETER	FRA
001411120462	121101	5	0.84	0.815	MRS	GREENFIELD	CJ		7010	5888.40	27 LYTCHETT WAY	POOLE		BH16 5LS	CHRISTINE JULIA	FRA
005174301664	141103	3	0.939	0.914	MR	REYNOLDS	AD	157	1880	1765.32	40 HUNTERS HILL	HIGH WYCOMBE		HP13 7EW	ALAN D	CEL
005174636864	141103	3	0.939	0.914	MR	WALLIS	KS	1182	3730	3502.47	13 WHITESTONE DRIVE	YORK		YO31 9HY	KEITH STANLEY	FRAT
001411920562	121101	5	0.84	0.815	MR	WHAPPLES	JAJ		2520	2116.80	33 DEDMERE COURT	MARLOW		SL7 1PL	JOHN ANTHONY JAMES	CEL
005174557464	141103	7	0.939	0.914	MR	WILSON	BJ	1284	2750	2582.25	65 DORCHESTER ROAD	OAKDALE	POOLE	BH15 3QZ	BERTRAM JAMES	FRA
005776335366	151105	7	1.24	1.215	MR	WILSON	BJ	1284	796	987.04	65 DORCHESTER ROAD	OAKDALE	POOLE	BH15 3QZ	BERTRAM JAMES	FRA
008879160665	161104	7	1.076	1.051	MR	WILSON	BJ	1284	2460	2646.96	65 DORCHESTER ROAD	OAKDALE	POOLE	BH15 3QZ	BERTRAM JAMES	FRA
Closure total:									**29883**	**£27,736.07**						
Closure report dated:		21st March 2007														
Originator:		Yorkshire Building Society														
005174512464	141103	3	0.939	0.914	MISS	BURNINGHAM	AE	850	6320	5,934.48	56 RODNEY DRIVE	MUDEFORD	CHRISTCHUR	BH23 3JF	ANNE ELIZABETH	FRA
005175541364	141103	3	0.939	0.914	MISS	DAVIE	AH	98	1880	1,765.32	1 STRUAN COURT	ASHLEY HEATH	RINGWOOD	BH24 2EF	ANNE H	RACAL
Closure total:									**8200**	**£7,699.80**						
						Total of 14 & 21 March closures:			**38083**	**£35,435.87**						

SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	14,002		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 8234923

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode E C 3 P 3 D B	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 14,002
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M POPE Date 28/3/07.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 27th March 2007

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	J Danning	27.3.07	2500 ("U")	£2,279.15

1.2 The Cobham Executive Share Option Scheme (1994) – [Approved ("A")]

20.11.01	"	"	11,502("A")	£12,456.66

It was resolved that a total of 14,002 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
J Danning	2,500	£ 0.91141
	11,502	£1.058

1.3 It was further resolved that the secretary be instructed:

1.3.1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 14,002 ordinary shares of 2.5p each in the company allotted Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....

Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 27th March 2007

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-approved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	S I Purdy	26.3.07	32,310 ("U")	£34,991.73

It was resolved that a total of 32,310 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
S I Purdy	32,310	£1.058

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 32,310 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....

Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 27th March 2007

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1, the share-save closure schedule, dated 27th March 2007, had given notice to the company (such notice being accompanied by the appropriate subscription price of £35,435.87) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 38,083 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 14th and 21st March 2007 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....

Chairman

Closure report dated:		14th March 2007												**Schedule 1.1 to**		
Originator:		Yorkshire Building Society												**General Purposes Committee minute**		
														dated 27th March 2007		
AccountNumber	**GrantDate**	**Term**	**OptionPrice**	**Share Premiu**	**Title**	**Surname**	**Initials**	**EmployeeNu**	**ExercisedShares**	**Cost**	**Address1**	**Address2**	**Address3**	**Postcode**	**Forenames**	**Location**
005175475164	141103	3	0.939	0.914	MR	GLADWIN	WDM	7235	5610	5267.79	112 HINTON WOOD AVENUE	CHRISTCHURCH		BH23 5AL	WILLIAM	FRL
004830522963	141102	5	0.769	0.744	MR	GREAVES	DP	256	940	722.86	9 MANSFIELD CLOSE	WEST PARLEY	FERNDOWN	BH22 8QP	DAVID PETER	FRA
005174451964	141103	5	0.939	0.914	MR	GREAVES	DP	256	980	920.22	9 MANSFIELD CLOSE	WEST PARLEY	FERNDOWN	BH22 8QP	DAVID PETER	FRA
005775760466	151105	5	1.24	1.215	MR	GREAVES	DP	0256	227	281.48	9 MANSFIELD CLOSE	WEST PARLEY	FERNDOWN	BH22 8QP	DAVID PETER	FRA
008869989065	161104	5	1.076	1.051	MR	GREAVES	DP	256	980	1054.48	9 MANSFIELD CLOSE	WEST PARLEY	FERNDOWN	BH22 8QP	DAVID PETER	FRA
001411120462	121101	5	0.84	0.815	MRS	GREENFIELD	CJ		7010	5888.40	27 LYTCHETT WAY	POOLE		BH16 5LS	CHRISTINE JULIA	FRA
005174301664	141103	3	0.939	0.914	MR	REYNOLDS	AD	157	1880	1765.32	40 HUNTERS HILL	HIGH WYCOMBE		HP13 7EW	ALAN D	CEL
005174636864	141103	3	0.939	0.914	MR	WALLIS	KS	1182	3730	3502.47	13 WHITESTONE DRIVE	YORK		YO31 9HY	KEITH STANLEY	FRAT
001411920562	121101	5	0.84	0.815	MR	WHAPPLES	JAJ		2520	2116.80	33 DEDMERE COURT	MARLOW		SL7 1PL	JOHN ANTHONY JAMES	CEL
005174557464	141103	7	0.939	0.914	MR	WILSON	BJ	1284	2750	2582.25	65 DORCHESTER ROAD	OAKDALE	POOLE	BH15 3QZ	BERTRAM JAMES	FRA
005776335366	151105	7	1.24	1.215	MR	WILSON	BJ	1284	796	987.04	65 DORCHESTER ROAD	OAKDALE	POOLE	BH15 3QZ	BERTRAM JAMES	FRA
008879160665	161104	7	1.076	1.051	MR	WILSON	BJ	1284	2460	2646.96	65 DORCHESTER ROAD	OAKDALE	POOLE	BH15 3QZ	BERTRAM JAMES	FRA
Closure total:									**29883**	**£27,736.07**						
Closure report dated:		21st March 2007														
Originator:		Yorkshire Building Society														
005174512464	141103	3	0.939	0.914	MISS	BURNINGHAM	AE	850	6320	5,934.48	56 RODNEY DRIVE	MUDEFORD	CHRISTCHUR	BH23 3JF	ANNE ELIZABETH	FRA
005175541364	141103	3	0.939	0.914	MISS	DAVIE	AH	98	1880	1,765.32	1 STRUAN COURT	ASHLEY HEATH	RINGWOOD	BH24 2EF	ANNE H	RACAL
Closure total:									**8200**	**£7,699.80**						
						Total of 14 & 21 March closures:			**38083**	**£35,435.87**						

Regulatory Announcement

Company	Cobham PLC
TIDM	COB
Headline	Director/PDMR Shareholding
Released	16:10 29-Mar-07
Number	0179U

RNS Number:0179U
Cobham PLC
29 March 2007

Directors' Share Interests

Cobham plc announces that on 26th March 2007 the following directors were conditionally granted options over Cobham ordinary shares:

Name	No. of Shares
A E Cook	261,164
W G Tucker	178,826
A J Stevens	192,543

The exercise price is £2.045 and the options are ordinarily exercisable between three and ten years from the date of grant to the extent that applicable performance conditions are met.

Name of contact and telephone number for queries:

John Pope 01202 857552

Name of author and company official responsible for making this notification:

John Pope, Company Secretary

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Total Voting Rights
Released	13:33 30-Mar-07
Number	1051U

RNS Number:1051U
Cobham PLC
30 March 2007

Cobham plc - total voting rights

In accordance with the Transparency Directive's transitional provisions, the company advises that as at the date of this announcement it has:

Ordinary shares

- 1,133,488,314 ordinary shares of 2.5p nominal value each with voting rights admitted to trading. No ordinary shares are held in treasury. The total number of voting rights in respect of the ordinary shares is 1,133,488,314.

Preference shares

- 19,700 preference shares of £1 nominal value each with voting rights admitted to trading. No preference shares are held in treasury. The total number of voting rights in respect of the preference shares is 19,700.

The above figures may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Cobham plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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